Exhibit 99.5

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 30 September 2014

James Hardie Industries plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

James Hardie Industries plc

We have reviewed the condensed consolidated balance sheet of James Hardie Industries plc as of 30 September 2014, and the related condensed consolidated statements of operations and comprehensive income for the three-month and six-month periods ended 30 September 2014 and 2013, and the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2014 and 2013. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of James Hardie Industries plc as of 31 March 2014, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year then ended (not presented herein) and we expressed an unqualified audit opinion on those consolidated financial statements in our report dated 22 May 2014. In our opinion, the accompanying condensed consolidated balance sheet of James Hardie Industries plc as of 31 March 2014 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young LLP

Irvine, California

19 November 2014

James Hardie Industries plc

Condensed Consolidated Balance Sheets

(Unaudited)

	(Millions of US dollars)

	30 September 2014	31 March 2014

Assets
Current assets:
Cash and cash equivalents	$60.5	$167.5
Restricted cash and cash equivalents	3.2	3.2
Restricted cash and cash equivalents - Asbestos	78.5	60.2
Restricted short-term investments - Asbestos	-	0.1
Accounts and other receivables, net of allowance for doubtful accounts of US$0.8 million and US$1.0 million as of 30 September 2014 and 31 March 2014, respectively	142.2	139.2
Inventories	199.7	190.7
Prepaid expenses and other current assets	26.4	21.9
Insurance receivable - Asbestos	14.9	28.0
Workers’ compensation - Asbestos	4.1	4.3
Deferred income taxes	15.4	21.6
Deferred income taxes - Asbestos	20.1	16.5

Total current assets	565.0	653.2
Restricted cash and cash equivalents	1.8	1.8
Property, plant and equipment, net	823.5	711.2
Insurance receivable - Asbestos	179.6	198.1
Workers’ compensation - Asbestos	45.2	47.6
Deferred income taxes	12.5	11.7
Deferred income taxes - Asbestos	417.5	455.2
Other assets	25.8	27.7

Total assets	$2,070.9	$2,106.5

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$155.2	$142.0
Current portion of long-term debt - Asbestos	-	47.0
Dividends payable	-	124.6
Accrued payroll and employee benefits	44.2	56.7
Accrued product warranties	8.8	7.7
Income taxes payable	5.5	5.4
Asbestos liability	127.9	134.5
Workers’ compensation - Asbestos	4.1	4.3
Other liabilities	11.5	15.0

Total current liabilities	357.2	537.2
Long-term debt	380.0	-
Deferred income taxes	88.9	93.0
Accrued product warranties	24.6	23.7
Asbestos liability	1,433.3	1,571.7
Workers’ compensation - Asbestos	45.2	47.6
Other liabilities	28.8	32.3

Total liabilities	2,358.0	2,305.5

Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 444,925,946 shares issued at 30 September 2014 and 445,033,502 shares issued at 31 March 2014	230.7	230.6
Additional paid-in capital	144.8	139.7
Accumulated deficit	(686.1)	(602.4)
Accumulated other comprehensive income	23.5	33.1

Total shareholders’ deficit	(287.1)	(199.0)

Total liabilities and shareholders’ deficit	$2,070.9	$2,106.5

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and

Comprehensive Income

(Unaudited)

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars, except per share data)	2014	2013	2014	2013

Net sales	$440.4	$392.0	$857.2	$764.2
Cost of goods sold	(289.5)	(258.9)	(566.1)	(504.8)

Gross profit	150.9	133.1	291.1	259.4

Selling, general and administrative expenses	(60.8)	(53.8)	(120.7)	(108.7)
Research and development expenses	(8.0)	(7.4)	(16.4)	(16.4)
Asbestos adjustments	63.5	(4.1)	42.0	90.4

Operating income	145.6	67.8	196.0	224.7
Interest expense, net of capitalized interest	(1.7)	(1.2)	(3.4)	(2.3)
Interest income	0.8	0.8	1.4	2.0
Other (expense) income	-	0.1	(3.7)	0.2

Income before income taxes	144.7	67.5	190.3	224.6

Income tax expense	(17.5)	(15.6)	(34.2)	(30.5)

Net income	$127.2	$51.9	$156.1	$194.1

Income per share - basic:
Basic	$0.29	$0.12	$0.35	$0.44
Diluted	$0.29	$0.12	$0.35	$0.44

Weighted average common shares outstanding
(Millions):
Basic	444.9	442.2	444.8	441.9
Diluted	445.8	443.5	445.7	443.2

Comprehensive income, net of tax:
Net income	$127.2	$51.9	$156.1	$194.1
Unrealised loss on investments	-	0.1	-	-
Cash flow hedges	(0.1)	-	(0.6)	-
Currency translation adjustments	(14.5)	1.3	(9.0)	(11.9)

Comprehensive income:	$112.6	$53.3	$146.5	$182.2

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months
	Ended 30 September
(Millions of US dollars)	2014	2013

Cash Flows From Operating Activities
Net income	$156.1	$194.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	34.1	30.6
Deferred income taxes	0.9	10.3
Stock-based compensation	3.0	3.1
Asbestos adjustments	(42.0)	(90.4)
Tax benefit from stock options exercised	(0.4)	(0.3)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	41.6	53.5
Restricted short-term investments	0.2	-
Payment to AICF	(113.0)	-
Accounts and other receivables	(6.7)	10.4
Inventories	(11.9)	(0.5)
Prepaid expenses and other assets	(3.9)	0.3
Insurance receivable - Asbestos	21.7	14.5
Accounts payable and accrued liabilities	32.9	26.9
Asbestos liability	(64.0)	(70.5)
Other accrued liabilities	(14.5)	(6.6)

Net cash provided by operating activities	$34.1	$175.4

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(159.5)	$(44.5)
Proceeds from sale of property, plant and equipment	-	0.5
Capitalised interest	(0.2)	-

Net cash used in investing activities	$(159.7)	$(44.0)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	$440.0	$-
Repayments of long-term borrowings	(60.0)	-
Proceeds from issuance of shares	2.4	6.5
Tax benefit from stock options exercised	0.4	0.3
Common stock repurchased and retired	(9.1)	(1.8)
Dividends paid	(355.9)	(163.6)

Net cash provided by (used in) financing activities	$17.8	$(158.6)

Effects of exchange rate changes on cash	$0.8	$0.1

Net decrease in cash and cash equivalents	(107.0)	(27.1)
Cash and cash equivalents at beginning of period	167.5	153.7

Cash and cash equivalents at end of period	$60.5	$126.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	$54.3	$60.9
Short-term deposits	6.2	65.7

Cash and cash equivalents at end of period	$60.5	$126.6

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements

1. Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The Condensed Consolidated Financial Statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company,” or “James Hardie” or “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2014, which was filed with the United States Securities and Exchange Commission (“SEC”) on 26 June 2014.

The Condensed Consolidated Financial Statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the Condensed Consolidated Balance Sheet of the Company at 30 September 2014 and 31 March 2014, the Condensed Consolidated Results of Operations and Comprehensive Income for the three and six months ended 30 September 2014 and 2013 and Condensed Consolidated Cash Flows for the six months ended 30 September 2014 and 2013.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the condensed consolidated financial statements are as follows:

	31 March	30 September
(US$1 = A$)	2014	2014	2013

Assets and liabilities	1.0845	1.1411	1.0743
Statements of operations	n/a	1.0763	1.0482
Cash flows - beginning cash	n/a	1.0845	0.9597
Cash flows - ending cash	n/a	1.1411	1.0743
Cash flows - current period movements	n/a	1.0763	1.0482

The results of operations for the three and six months ended 30 September 2014 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2014 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

2. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract. This ASU is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those years, and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is still evaluating the new standard and has not yet determined the potential effects on its consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, which provides explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting, or as a nonvesting condition that affects the grant-date fair value of an award. The amendments in ASU No. 2014-12 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015. The company will adopt ASU 2014-12 prospectively, starting with the fiscal year beginning April 1, 2015. The Company does not expect this new standard to materially impact its consolidated financial statements.

3. Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of shares)	2014	2013	2014	2013

Basic common shares outstanding	444.9	442.2	444.8	441.9
Dilutive effect of stock awards	0.9	1.3	0.9	1.3

Diluted common shares outstanding	445.8	443.5	445.7	443.2

(US dollars)	2014	2013	2014	2013

Net income per share - basic	$ 0.29	$ 0.12	$ 0.35	$ 0.44
Net income per share - diluted	$ 0.29	$ 0.12	$ 0.35	$ 0.44

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Potential common shares of 2.2 million and 2.1 million for the three and six months ended 30 September 2014, respectively, and 2.9 million for the three and six months ended 30 September 2013, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSUs arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

4. Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 30 September 2014 and 31 March 2014, which restricts the cash from use for general corporate purposes.

5. Inventories

Inventories consist of the following components:

(Millions of US dollars)	30 September 2014	31 March 2014

Finished goods	$136.1	$135.5
Work-in-process	6.3	6.6
Raw materials and supplies	64.6	56.5
Provision for obsolete finished goods and raw materials	(7.3)	(7.9)

Total inventories	$199.7	$190.7

As of 30 September 2014 and 31 March 2014, US$25.6 million and US$26.0 million, respectively, of our finished goods inventory was held at third-party locations.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

6. Long-Term Debt

At 30 September 2014, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	$50.0	$-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	1.4%	190.0	190.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	1.8%	100.0	80.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2019	1.6%	40.0	40.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2019	-	50.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until May 2019	1.4%	75.0	70.0

Total		$505.0	$380.0

The amount drawn under the combined facilities was US$380.0 million and nil at 30 September 2014 and 31 March 2014, respectively. At 30 September 2014, the weighted average interest rate on the Company’s total outstanding debt was 1.5%, and the weighted average term of all debt facilities is 2.7 years. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 8.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US Dollar London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 30 September 2014, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all income, expense and other profit and loss statement impacts of Asbestos injuries Compensation Fund (“AICF”), Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited (“Former James Hardie Companies”) and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) and the Company under the AFFA.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

7. Asbestos

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of the Performing Subsidiary that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the New South Wales Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of AICF as defined under US GAAP.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the Condensed Consolidated Statements of Operations and Comprehensive Income when realized.

For the three and six months ended 30 September 2014, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. On 1 July 2014, the Company made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of our free cash flow for fiscal year 2014 as defined by the AFFA. Future funding of AICF by the Company under the terms of the AFFA depends on the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the condensed consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the Condensed Consolidated Statements of Operations and Comprehensive Income.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Asbestos Adjustments

The following table sets forth the asbestos adjustments included in the Condensed Consolidated Statements of Operations and Comprehensive Income for the three and six months ended 30 September 2014 and 2013:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2014	2013	2014	2013

Effect of foreign exchange rate movements	$63.5	$(4.8)	$42.0	$89.7
Recovery of insurance receivables	-	0.7	-	0.7

Asbestos Adjustments	$63.5	$(4.1)	$42.0	$90.4

Adjustments in insurance receivables due to changes in AICF’s assessment of recoverability are reflected as asbestos adjustments on the Condensed Consolidated Statements of Operations and Comprehensive Income during the period in which the adjustments occur.

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

(Millions of US dollars)	30 September 2014	31 March 2014
Asbestos liability – current	$(127.9)	$(134.5)
Asbestos liability – non-current	(1,433.3)	(1,571.7)

Asbestos liability - Total	(1,561.2)	(1,706.2)

Insurance receivable – current	14.9	28.0
Insurance receivable – non-current	179.6	198.1

Insurance receivable – Total	194.5	226.1

Workers’ compensation asset – current	4.1	4.3
Workers’ compensation asset – non-current	45.2	47.6
Workers’ compensation liability – current	(4.1)	(4.3)
Workers’ compensation liability – non-current	(45.2)	(47.6)

Workers’ compensation – Total	-	-

Loan facility	-	(47.0)
Other net liabilities	(2.1)	(0.8)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	78.5	60.3

Net AFFA liability	$(1,290.3)	$(1,467.6)

Deferred income taxes – current	20.1	16.5
Deferred income taxes – non-current	417.5	455.2

Deferred income taxes – Total	437.6	471.7

Income tax payable	11.1	16.7

Net Unfunded AFFA liability, net of tax	$(841.6)	$(979.2)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been recognized by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows calculated by KPMG Actuarial (“KPMGA”). Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows. The Company views the central estimate as the basis for recognizing the asbestos liability in the Company’s financial statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but is not exclusively based upon) the central estimate as undiscounted on the basis that it is the Company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2014.

The changes in the asbestos liability for the six months ended 30 September 2014 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Asbestos liability – 31 March 2014	A$	(1,850.4)	1.0845	$(1,706.2)
Asbestos claims paid[1]		68.0	1.0763	63.2
AICF claims-handling costs incurred[1]		0.9	1.0763	0.8
Favorable impact of foreign currency movements				81.0

Asbestos liability – 30 September 2014	A$	(1,781.5)	1.1411	$(1,561.2)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the six months ended 30 September 2014 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Insurance receivable – 31 March 2014	A$	245.3	1.0845	226.1
Insurance and cross-claim recoveries[1]		(23.4)	1.0763	(21.7)
Unfavorable impact of foreign currency movements				(9.9)

Insurance receivable – 30 September 2014	A$	221.9	1.1411	$194.5

1 The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Deferred Income Taxes – Asbestos

Deferred income taxes – asbestos is the anticipated tax benefit over the life of the AFFA resulting from the Performing Subsidiary being able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. The changes in the deferred income taxes - asbestos for the six months ended 30 September 2014 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Deferred tax assets – 31 March 2014	A$	511.4	1.0845	$471.7
Amounts offset against income tax payable[1]		(12.6)	1.0763	(11.7)
AICF earnings¹		0.2	1.0763	0.2
Unfavorable impact of foreign currency movements				(22.6)

Deferred tax assets – 30 September 2014	A$	499.0	1.1411	$437.6

1 The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 30 September 2014 and 31 March 2014, this amount was US$11.7 million and US$16.8 million, respectively. During the six months ended 30 September 2014, there was a US$0.4 million favorable effect of foreign currency exchange.

Other Net Liabilities

Included in other net liabilities are the other assets and liabilities of AICF including asbestos-related education and medical research contributions, trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net liability of US$2.1 million and US$0.8 million at 30 September 2014 and 31 March 2014, respectively. During the six months ended 30 September 2014, there was a US$0.1 million favorable effect of foreign currency exchange on these other assets and liabilities.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

The changes in restricted cash and short-term investments of AICF for the six months ended 30 September 2014 are set forth in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2014	A$	65.5	1.0845	$60.3
Asbestos claims paid[1]		(68.0)	1.0763	(63.2)
Payments received in accordance with AFFA[2]		119.9	1.0621	113.0
AICF operating costs paid - claims-handling[1]		(0.9)	1.0763	(0.8)
AICF operating costs paid - non claims-handling[1]		(1.4)	1.0763	(1.3)
Insurance and cross-claim recoveries[1]		23.4	1.0763	21.7
Interest Expense[2]		(0.6)	1.0573	(0.6)
Interest income[1]		1.2	1.0763	1.1
NSW loan - repayments[2]		(51.0)	1.0573	(48.2)
Other[1]		1.5	1.0763	1.4
Unfavorable impact of foreign currency movements				(4.9)

Restricted cash and cash equivalents and restricted short-term investments – 30 September 2014	A$	89.6	1.1411	$78.5

1 The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

2 The spot exchange rate on the date of the transaction is used to convert the Australian dollar amount to US dollars.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Six Months
	Ended	For the Years Ended 31 March
	30 September 2014	2014	2013	2012	2011	2010

Number of open claims at beginning of period	466	462	592	564	529	534

Number of new claims	337	608	542	456	494	535

Number of closed claims[1]	308	604	672	428	459	540

Number of open claims at end of period	495	466	462	592	564	529

Average settlement amount per settled claim	A$ 244,268	A$ 253,185	A$ 231,313	A$ 218,610	A$ 204,366	A$ 190,627

Average settlement amount per case closed	A$ 207,787	A$ 212,944	A$ 200,561	A$ 198,179	A$ 173,199	A$ 171,917

Average settlement amount per settled claim	US$ 226,952	US$ 236,268	US$ 238,615	US$ 228,361	US$ 193,090	US$ 162,250

Average settlement amount per case closed	US$ 193,057	US$ 198,716	US$ 206,892	US$ 207,019	US$ 163,642	US$ 146,325

1 Included in the number of closed claims of 672 for the year ended 31 March 2013 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the year ended 31 March 2013 to appropriately reflect the actual number of open claims at 31 March 2013. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the year ended 31 March 2013. As these 153 claims were closed in prior years, the actual number of closed claims during the year ended 31 March 2013 was 519 claims.

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a long term credit facility (“Facility”) with The State of New South Wales, Australia whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$280.4 million, based on the exchange rate at 30 September 2014). The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. The discounted value of insurance policies is calculated annually, and was A$214.3 million at 31 March 2014.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

AICF may draw funds under the Facility to fund the payment of asbestos claims and certain operating and legal costs of AICF, Amaca, Amaba and ABN 60. The Facility is available to be drawn up to 9 December 2020 (being the tenth anniversary of signing) and must be repaid on or by 1 November 2030. Interest accrues daily on amounts outstanding and is calculated based on a 365-day year and is payable monthly. The borrowings under the Facility are classified as current as AICF intends to repay the debt within one year. Interest paid amounts are included in the line item Interest expense in the Condensed Consolidated Statements of Operations and Comprehensive Income. On 2 July 2014, AICF repaid principal and interest amounts outstanding under the Facility in the amount of US$48.8 million.

AICF proposed Approved Payment Scheme

On 15 September 2014, the Company and the NSW Government were advised by AICF that its Board had determined that it is reasonably foreseeable that a shortfall in the funding of claims will arise in calendar 2017 and that consequently, AICF would like to enter into discussions with the Company and the NSW Government concerning an approved payment scheme (“APS”). The advice was contained in a notice issued by AICF to the Company and the NSW Government under the AFFA. AICF announced that it would seek NSW Supreme Court approval to establish an APS for the payment of claims from 1 July 2015.

This announcement of a potential APS has no impact on the Company’s current consolidated financial statements.

8. Derivative Instruments

The Company uses derivatives for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income in Other income.

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period. At September 30, 2014, the Company has elected to de-designate all of its foreign currency forward contracts that had been previously designated as cash flow hedges, and has elected to discontinue hedge accounting.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Interest Rate Swaps

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 30 September 2014, the weighted average fixed interest rate of these contracts is 2.0% and the weighted average remaining life is 4.1 years. For the three and six months ended 30 September 2014, the Company included in Other (expense) income an unrealized gain of US$0.5 million and an unrealized loss of US$0.8 million, respectively, on interest rate swap contracts. Included in Interest expense is a realized loss on settlements of interest rate swap contracts of US$0.1 million and US$0.3 million for the three and six months ended 30 September 2014, respectively.

For the three and six months ended 30 September 2013, the Company included in Other income an unrealized gain of US$0.1 million and US$0.2 million, respectively, on interest rate swap contracts. Included in Interest expense is a realized loss on settlements of interest rate swap contracts of US$0.2 million and US$0.3 million for the three and six months ended 30 September 2013, respectively.

Foreign Currency Forward Contracts

Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other Income at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates. Gains or losses related to the derivative are recorded in income, based on our accounting policy. In general, the earnings effects of the item that represent the economic risk exposure are recorded in the same caption as the derivative. The unrealized gains associated with the forward contracts not designated as a cash flow hedging arrangement were US$0.2 million and US $1.0 million in the three and six months ended 30 September 2014, respectively.

The foreign currency forward contracts which were previously designated as hedges and de-designated in the current quarter had an unrealized gain classified in other comprehensive income of US$0.3 million at 30 September 2014. The gains will be reclassified into earnings in correspondence to the depreciation schedule of the underlying equipment purchases which were hedged.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 30 September 2014.

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 September 2014		31 March 2014
	30 September	31 March
	2014	2014	Assets	Liabilities	Assets	Liabilities
Derivatives accounted for as hedges

Foreign currency forward contracts	$-	$9.7	$-	$-	$0.5	$-

Derivatives not accounted for as hedges

Foreign currency forward contracts	11.2	124.0	0.8	-	1.8	-

Interest rate swap contracts	125.0	125.0	-	1.3	-	0.5

Total	$136.2	$258.7	$0.8	$1.3	$2.3	$0.5

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

9. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

At 30 September 2014, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, trade receivables, trade payables, dividends payable, debt, interest rate swaps and foreign currency forward contracts.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and Dividend payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities was estimated based on appropriate market interest rates being applied to this debt. As of 30 September 2014, US$380.0 million was outstanding under the Company’s existing credit facilities.

Interest Rate Swaps - The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

Foreign Currency Forward Contracts - The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 30 September 2014 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)	30 September 2014	Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$60.5	$60.5	$-	$-
Restricted cash and cash equivalents	83.5	83.5	-	-
Forward contracts included in Other Assets	0.8	-	0.8	-

Total Assets	$144.8	$144.0	$0.8	$-

Interest rate swap contracts included in Accounts Payable	1.3	$-	$1.3	$-
Long Term Debt	380.0	-	380.0	-

Total Liabilities	$381.3	$-	$381.3	$-

10. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand weathertightness claims as described in these financial statements.

New Zealand Weathertightness Claims

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The Company recognizes a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 30 September 2014 and 31 March 2014, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$9.1 million and US$12.7 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 30 September 2014. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for these matters, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these matters collectively could result in an additional loss of up to approximately US$1.8 million in excess of the amount already accrued, net of estimated third-party recoveries, at 30 September 2014.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

11. Income Taxes

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the six months ended 30 September 2014, the Company paid total income tax net of any refunds received of US$16.0 million in the United States, Canada, New Zealand and the Philippines.

Deferred income taxes include European and Australian net operating loss carry-forwards. At 30 September 2014 the Company had European tax loss carry-forwards of approximately US$6.1 million and Australian tax loss carry-forwards of approximately US$9.2 million, that are available to offset future taxable income in the respective jurisdiction.

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 30 September 2014, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 September 2014, the Company recognized a tax deduction of US$38.9 million (A$41.9 million) for the current year relating to total contributions to AICF of US$412.3 million (A$419.1 million) incurred in tax years 2011 through 2015.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2011. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2010.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2014	$ 0.5	$ -

Additions for tax positions of the current year	$ 2.0	$ -
Additions for tax positions of prior year	-	0.3

Balance at 30 September 2014	$ 2.5	$ 0.3

As of 30 September 2014, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognized tax benefits that, if recognized, would affect the effective tax rate is US$0.6 million and US$0.3 million, respectively. The remaining US$1.9 million of unrecognized tax benefits would not affect the effective tax rate if recognized.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the six months ended 30 September 2014, the total amount of interest and penalties recognized in tax expense was US$0.3 million. The liabilities associated with uncertain tax benefits are included in Other Non-Current Liabilities on the Company’s Condensed Consolidated Balance Sheet. These liabilities are offset by deferred tax assets included in Current Assets on the Company’s Condensed Consolidated Balance Sheet. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities along with net operating loss and tax credit carryovers. We believe it is more likely than not that the full deferred tax asset will be realized.

12. Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2014	2013	2014	2013

Liability Awards (Benefit) Expense	$(0.2)	$1.0	$1.1	$0.6
Equity Awards Expense	1.1	2.3	3.0	3.1

Total stock-based compensation expense	$0.9	$3.3	$4.1	$3.7

As of 30 September 2014, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$13.1 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.8 years.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Restricted Stock – performance vesting

The Company granted 403,716 and 461,019 restricted stock units with a performance vesting condition under the 2006 Long Term Incentive Plan (“LTIP”) to senior executives and managers of the Company on 16 September 2014 and 16 September 2013, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a Return on Capital Employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to limited discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2014, 237,239 restricted stock units (performance vesting) that were granted on 7 June 2012 as part of the FY2012 long-term incentive award became fully vested and the underlying common stock was issued.

On 7 June 2013, 61,363 restricted stock units (performance vesting) that were granted on 7 June 2011 as part of the FY2011 long-term incentive award became fully vested and the underlying common stock was issued.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 459,317 and 489,888 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2014 and 16 September 2013, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation. The following table includes the assumptions used for restricted stock grants (market condition) valued during the six months ended 30 September 2014 and 2013, respectively:

Date of grant	16 Sep 2014	16 Sep 2013
Dividend yield (per annum)	4.5%	3.0%
Expected volatility	37.4%	43.3%
Risk free interest rate	1.6%	1.4%
JHX stock price at grant date (A$)	12.42	10.17
Number of restricted stock units	459,317	489,888

During the three and six months ended 30 September 2014, 38,183 and 275,422 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 454,179 and 518,647 Scorecard LTI units on 16 September 2014 and 16 September 2013, respectively. These awards provide recipients a cash incentive based on JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date

On 7 June 2014, 445,141 of the 716,536 Scorecard LTI units that were previously granted on 7 June 2011 as part of the FY2012 long-term incentive award became fully vested and the balance was paid. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

On 29 June 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the FY2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion.

13. Capital Management and Dividends

The following table summarizes the dividends declared or paid during fiscal years 2013, 2014, and 2015:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

Subsequent to 30 September 2014, the company announced an ordinary dividend of US8.0 cents per security, with a record date of 23 December 2014 and payment date of 27 February 2015.

During fiscal 2014, the Company announced a share buyback program to acquire up to 5% of its issued capital in the twelve months through May 2014. Under this program, the Company repurchased and cancelled 715,000 shares of its common stock during the first quarter of the current fiscal year. The aggregate costs of the shares repurchased and cancelled was A$9.8 million (US$9.1 million), at an average market price of $A13.69 (US$12.73). Upon the expiration of the fiscal 2014 program, the Company announced a new share buyback program (the “fiscal 2015 program”) to acquire up to 5% of its issued capital. No shares have been repurchased or cancelled under the fiscal 2015 program for the three or six months ended 30 September 2014.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

14. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centers. General Corporate primarily consists of officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2014	2013	2014	2013

USA & Europe Fiber Cement	$335.4	$298.7	$656.9	$576.8
Asia Pacific Fiber Cement	105.0	93.3	200.3	187.4

Worldwide total	$440.4	$392.0	$857.2	$764.2

	Income Before Income Taxes		Income Before Income Taxes
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2014	2013	2014	2013

USA & Europe Fiber Cement[2]	$74.8	$67.3	$142.8	$126.7
Asia Pacific Fiber Cement2, [7]	23.4	21.8	45.4	38.3
Research and Development[2]	(6.8)	(5.5)	(13.6)	(11.6)

Segments total	91.4	83.6	174.6	153.4
General Corporate[3]	54.2	(15.8)	21.4	71.3

Total operating income	145.6	67.8	196.0	224.7
Net interest expense (income) [4]	(0.9)	(0.4)	(2.0)	(0.3)
Other income	-	0.1	(3.7)	0.2

Worldwide total	$144.7	$67.5	$190.3	$224.6

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

	Total Identifiable Assets
(Millions of US dollars)	30 September 2014	31 March 2014

USA & Europe Fiber Cement	$906.7	$782.6
Asia Pacific Fiber Cement	257.0	237.6
Research and Development	22.0	19.7

Segments total	1,185.7	1,039.9
General Corporate5, [6]	885.2	1,066.6

Worldwide total	$2,070.9	$2,106.5

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2014	2013	2014	2013

USA	$324.9	$284.8	$636.4	$555.4
Australia	76.2	66.8	143.8	134.4
New Zealand	17.8	15.9	34.2	31.5
Other Countries	21.5	24.5	42.8	42.9

Worldwide total	$440.4	$392.0	$857.2	$764.2

	Total Identifiable Assets
(Millions of US dollars)	30 September 2014	31 March 2014

USA	$909.1	$785.8
Australia	201.9	176.3
New Zealand	27.6	29.4
Other Countries	47.1	48.4

Segments total	1,185.7	1,039.9
General Corporate5, [6]	885.2	1,066.6

Worldwide total	$2,070.9	$2,106.5

1 Export sales and inter-segmental sales are not significant.

2 The following table summarizes research and development costs by segment.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2014	2013	2014	2013

USA & Europe Fiber Cement	$1.2	$2.2	$3.0	$5.3
Asia Pacific Fiber Cement	0.4	0.2	0.7	0.6
Research and Development[a]	6.4	5.0	12.7	10.5

	$8.0	$7.4	$16.4	$16.4

a

For the three months ended 30 September 2014 and 2013, the R&D segment also included SG&A expenses of $0.4 million and $0.5 million, respectively. For the six months ended 30 September 2014 and 2013, the R&D segment also included SG&A expenses of $0.9 million and $1.1 million, respectively.

3 Included in the General Corporate segment are the following:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2014	2013	2014	2013

Asbestos Adjustments	$63.5	$(4.1)	$42.0	$90.4
AICF SG&A expenses	0.7	0.5	1.3	1.0

4 The Company does not report net interest income for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income is net AICF interest income of US$0.7 million and US$0.7 million for the three months ended 30 September 2014 and 2013, respectively. Included in net interest income is net AICF interest income of US$0.5 million and US$1.8 million for the six months ended 30 September 2014 and 2013, respectively. See Note 7 for more information.

5 The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

6 Asbestos-related assets at 30 September 2014 and 31 March 2014 are US$761.6 million and US$812.4 million, respectively, and are included in the General Corporate segment.

7 Included in the Asia Pacific Fiber Cement segment are adjustments to the provision for New Zealand weathertightness claims.

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2014	2013	2014	2013

New Zealand weathertightness claims	$2.3	$0.3	$1.0	$4.9

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

15. Reclassifications Out of Accumulated Other Comprehensive Income

During the half year ended 30 September 2014 there were no reclassifications out of Accumulated Other Comprehensive Income:

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2014	$(0.3)	$0.9	$32.5	$33.1

Reclassifications from Other comprehensive income	-	(0.6)	(9.0)	$(9.6)

Balance at 30 September 2014	$(0.3)	$0.3	$23.5	$23.5